UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tengion, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88034G 10 9

(CUSIP Number)

HealthCap IV, L.P.

18 Avenue d’Ouchy

Lausanne, V8 CH-1006

With a copy to:

Martin J. Waters

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 3,477,109 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 3,477,109 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,109 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 1 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13D.
(2)	Includes 233,256 shares of Common Stock, Warrants to Purchase an aggregate of 1,308,001 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,018 shares of Common Stock, Warrants to Purchase an aggregate of 95,432 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,546 shares of Common Stock, Warrants to Purchase an aggregate of 945,137 shares of Common Stock, and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,377 shares of Common Stock, Warrants to Purchase an aggregate of 35,765 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club.
(3)	This percentage is based upon 5,944,023 shares of Common Stock, including an aggregate of 2,384,335 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as August 10, 2012.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 3,477,109 shares of Common Stock
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 3,477,109 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,109 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 1 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13D.
(2)	Includes 233,256 shares of Common Stock, Warrants to Purchase an aggregate of 1,308,001 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,018 shares of Common Stock, Warrants to Purchase an aggregate of 95,432 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,546 shares of Common Stock, Warrants to Purchase an aggregate of 945,137 shares of Common Stock, and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,377 shares of Common Stock, Warrants to Purchase an aggregate of 35,765 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club.
(3)	This percentage is based upon 5,944,023 shares of Common Stock, including an aggregate of 2,384,335 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as August 10, 2012.

SCHEDULE 13D

CUSIP No. 88034G 10 9
1.	Names of Reporting Persons. HealthCap IV BIS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 3,477,109 shares of Common Stock
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 3,477,109 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,109 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 1 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13D.
(2)	Includes 233,256 shares of Common Stock, Warrants to Purchase an aggregate of 1,308,001 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,018 shares of Common Stock, Warrants to Purchase an aggregate of 95,432 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,546 shares of Common Stock, Warrants to Purchase an aggregate of 945,137 shares of Common Stock, and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,377 shares of Common Stock, Warrants to Purchase an aggregate of 35,765 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club.
(3)	This percentage is based upon 5,944,023 shares of Common Stock, including an aggregate of 2,384,335 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as August 10, 2012.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. OFCO Club IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 3,477,109 shares of Common Stock
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 3,477,109 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,109 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 1 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13D.
(2)	Includes 233,256 shares of Common Stock, Warrants to Purchase an aggregate of 1,308,001 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,018 shares of Common Stock, Warrants to Purchase an aggregate of 95,432 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,546 shares of Common Stock, Warrants to Purchase an aggregate of 945,137 shares of Common Stock, and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,377 shares of Common Stock, Warrants to Purchase an aggregate of 35,765 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club.
(3)	This percentage is based upon 5,944,023 shares of Common Stock, including an aggregate of 2,384,335 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as August 10, 2012.

Schedule 13D

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2011. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following thereto:

Pursuant to a Securities Purchase Agreement (the “October Purchase Agreement”) and a Facility Agreement (the “Facility Agreement”, together with the October Purchase Agreement, the “October Agreements”), each dated as of October 2, 2012, between the Issuer and each party identified on the signature pages thereto, the Reporting Persons purchased from the Issuer Secured Convertible Promissory Notes (the “Notes”) and received Warrants to Purchase an additional aggregate of 2,136,986 shares of Common Stock (the “Warrants”), at an exercise price of US $0.75 per share, for an aggregate purchase price of US $500,684.92. The Notes are convertible at any time at the option of the Reporting Persons at a current conversion price of $0.75 per share. The conversion price is subject to a downward adjustment pursuant to the terms of the October Agreements. The funds for the purchase were provided from the working capital of each Reporting Person.

Itm 4.	Purpose of Transaction

The information set forth in Item 3 of the Schedule 13D and this Amendment is hereby incorporated by reference in its entirety into this Item 4.

Item 4 is hereby amended by adding the following thereto:

In connection with the October Agreements, the Issuer and the several purchasers signatory thereto, entered into a Registration Rights Agreement (the “October Rights Agreement”), dated as of October 2, 2012. Pursuant to the October Rights Agreement, the Issuer shall prepare and file with the Commission on or prior to the applicable Filing Deadline (as defined in the October Rights Agreement) a registration statement covering the resale of the Registrable Securities (as defined in the October Rights Agreement) issued on the applicable Issuance Date (as defined in the October Rights Agreement), which Registration Statement shall state that such Registration Statement also covers and indeterminate number of additional shares of Common Stock as may become issuable upon the exercise of the Warrants, the conversion of the Notes, or otherwise pursuant to the Warrants and/or Notes to prevent dilution.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirety as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 5,944,023 Shares outstanding, including 3,051,912 Shares issuable upon the exercise of the Warrants and conversion of the Notes.

Schedule 13D

(A)	HealthCap LP

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 58.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 3,477,109 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 3,477,109 (1)

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap LP during the past sixty days.

(B)	HealthCap KB

(a) HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 58.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 3,477,109 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 3,477,109 (1)

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(C)	HealthCap BIS

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 58.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 3,477,109 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 3,477,109 (1)

Schedule 13D

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(D)	OFCO Club

(a) Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 58.5%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 3,477,109 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 3,477,109 (1)

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(1)	Includes 233,256 shares of Common Stock, Warrants to Purchase an aggregate of 1,308,001 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,018 shares of Common Stock, Warrants to Purchase an aggregate of 95,432 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,546 shares of Common Stock, Warrants to Purchase an aggregate of 945,137 shares of Common Stock, and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,377 shares of Common Stock, Warrants to Purchase an aggregate of 35,765 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended by adding the following thereto:

On October 2, 2012, Issuer and the Reporting Persons entered into a Registration Rights Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following thereto:

Exhibit 2: Registration Rights Agreement dated as of October 2, 2012 between the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.4 do the Issuer’s current Report on Form 8-K filed with the Commission on October 4, 2012).

Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2012	HealthCap IV, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: October 26, 2012	HealthCap IV, K.B.
By its Sole General Partner, HealthCap IV GP AB, L.L.C.

	By:	/s/ Per Samuelsson
Print Name: Per Samuelsson
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner

Date: October 26, 2012	HealthCap IV BIS, L.P. By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: October 26, 2012	OFCO Club IVB
By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Per Samuelsson
Print Name: Per Samuelsson
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner